UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response……………..1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-39208

COL China Online International Inc.

Exact name of registrant as specified in its charter)

3176 South Peoria Court, Suite 100

Aurora, Colorado, 80014

(303) 695-8530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule12h-3(b)(1)(ii)	☒
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Three Hundred and Thirty-One (331)

Pursuant to the requirements of the Securities Exchange Act of 1934, COL China Online International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COL China Online International Inc.

Date: March 16, 2012	By:
Name: Chi Keung Wong
Title: Chief Executive Officer and Chief Financial Officer